[Letterhead of LeClairRyan, A Professional Corporation]

December 21, 2007

By EDGAR and Overnight Delivery

Mark S. Webb, Esq.

Legal Branch Chief

Mail Stop 4561

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Virginia Financial Group, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed on November 15, 2007

File No. 333-146249

Dear Mr. Webb:

In response to the comments set forth in your letter dated December 14, 2007 with regard to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”) of Virginia Financial Group, Inc. (“VFG”), we submit on behalf of VFG the following supplemental responses and summary of revisions in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which VFG is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 3 marked to show changes made from Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 3.

General

1.	We note the disclosure in your additional soliciting materials filed on November 13, 2007 by FNB Corporation with respect to additional participants in that company’s solicitation. Please revise the disclosure to include that information in the registration statement/proxy statement. That information should include the name of the new group, its members and their beneficial ownership of FNB securities and that the new group is funded by FNB.

In response to the Staff’s comment, we have added the requested information regarding the name of the group and that it is funded by FNB Corporation (“FNB”) on page 30, with a cross-reference to a new Annex F to the proxy statement, which provides the additional requested information on the members of FNB Shareholders for Progress.

Mark S. Webb, Esq.

December 21, 2007

Form S-4

2.	We note the disclosure in your additional soliciting materials filed on November 14, 2007 by FNB Corporation that the FNB Shareholders for Progress group is being funded and supported by FNB and that its members are participants in FNB’s proxy solicitation. We also note that shares held by the new group’s members and those of the directors of FNB aggregate to approximately 7% and a group, as defined by Rule 13d-5, has been formed. Therefore, please file a schedule 13D to report beneficial ownership of more than 5% of FNB’s common stock.

As discussed with the Staff, the directors of FNB Corporation are not members of FNB Shareholders for Progress. The FNB Shareholders for Progress members beneficially own 4.84% of FNB’s common stock, collectively. Accordingly, FNB believes that no Schedule 13D is required to be filed.

The FNB Special Meeting – Solicitation of Proxies, page 31

3.	Please revise your disclosure to list the website of the FNB Shareholders for Progress group.

In response to the Staff’s comment, the requested revision has been made on page 30.

Opinion of VFG’s Financial Advisor, page 42

4.	We note your response to comment number 7. Please revise to include the projections involving key financial numbers, such as earnings per share, interest income and net income.

In response to the Staff’s comment, the requested revision has been made on pages 41-43 by including a new section, “Financial Forecasts.” This section includes key financial numbers that were part of internal financial forecasts prepared by VFG and FNB, respectively.

* * * * *

Please contact me at 804-343-4079, or George Whitley at 804-343-4089, should you require further information of if you have any questions.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Mark S. Webb, Esq.

December 21, 2007

Enclosures

cc:	Timothy A. Geishecker, Esq.

Mr. O. R. Barham, Jr.

Mr. Jeffrey W. Farrar

Mr. William P. Heath, Jr.

Fred W. Palmore III, Esq.

Susan S. Ancarrow, Esq.

George P. Whitley, Esq.